UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SIMTEK CORPORATION

(Name of Subject Company (Issuer))

COPPER ACQUISITION CORPORATION

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share (Title of Class of Securities)	829204106 (CUSIP number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Todd Cleary, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Jason P. Sebring, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 330 San Francisco, CA 94105 (415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$43,268,713.80	$1700.46

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $2.60 per share by the sum of (i) 16,579,886 shares of common stock, par value $0.0001 per share, of Simtek Corporation (the “Shares”), issued and outstanding as of August 12, 2008; and (ii) 61,927 Shares that are issuable under outstanding Simtek Corporation stock options as of July 30, 2008 with an exercise price of less than $2.60 per Share
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) Copper Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Simtek Corporation, a Delaware corporation ( the “Company”), at a purchase price of $2.60 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto and the Offer to Purchase, collectively constitute the “Offer”).

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Simtek Corporation, a Delaware corporation. The Company’s principal executive offices are located at 4250 Buckingham Drive, Suite 100, Colorado Springs, Colorado 80907. The Company’s telephone number is (719) 531-9444.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of the Company. The Company has represented in the Agreement and Plan of Merger dated August 1, 2008 by and among Parent, the Purchaser and the Company that as of August 1, 2008, there were 16,579,886 Shares issued and outstanding and that as of August 1, 2008, there were outstanding stock options to purchase 2,214,195 Shares with an exercise price below $2.60 per Share. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b) and (c). This Schedule TO is filed by the Purchaser and Parent. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent” and Annex I to the Offer to Purchase is incorporated herein by reference. The website address of Parent is http://www.cypress.com/.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b). The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of Parent, the Purchaser, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities of the Company, and election of directors of the Company or sale or transfer of a material amount of assets of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1) through (7). The information set forth in the “Summary Term Sheet,” “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Purchaser and Parent,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to the Purchaser’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 15, 2008. *

(a)(1)(ii)	Form of Letter of Transmittal. *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8EXP, and W-8IMY. *

(a)(1)(viii)	Form of Summary Advertisement as published on August 15, 2008 in The New York Times.

(a)(5)	Press Release issued by Parent on August 1, 2008. (1)

(b)	None.

(d)(1)	Agreement and Plan of Merger by and among Parent, the Purchaser and Company, dated as of August 1, 2008. (2)

(d)(2)	Form of Transaction Support Agreement. (3)

(d)(3)	Non-Competition Agreement between Parent and Harold Blomquist, dated July 30, 2008.

(d)(4)	Offer Letter by Parent to the Company, dated April 9, 2008. (4)

(d)(5)	Confidentiality Agreement by and between Parent and the Company, dated as of February 4, 2008.

(d)(6)	License and Development Agreement by and between Parent and the Company, dated March 24, 2006. (5)

(d)(7)	Warrant to Purchase 1,000,000 shares of Common Stock of the Company issued on March 24, 2006, Warrant to Purchase 500,000 shares of Common Stock of the Company issued on June 30, 2006 and Warrant to Purchase 500,000 shares of Common Stock of the Company issued on December 18, 2006. (6)

(d)(8)	Production and Development Agreement by and between Parent and the Company, dated May 2, 2005. (7)

(d)(9)	Share Purchase Agreement by and between Parent and the Company, dated May 4, 2005. (8)

(d)(10)	Warrant to Purchase 505,562 shares of Common Stock of the Company issued on May 5, 2005. (9)

(d)(11)	Registration Rights Agreement by and between Parent and the Company, dated May 4, 2005. (10)

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Parent on August 1, 2008.
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Parent on August 1, 2008.
(3)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Parent on August 1, 2008.

(4)	Incorporated by reference to Exhibit F to the Schedule 13D Amendment No. 2 filed by Parent on April 11, 2008.
(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 30, 2006.
(6)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 30, 2006.
(7)	Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company on May 10, 2005.
(8)	Incorporated by reference to Exhibit A to the Schedule 13D filed by Parent on May 15, 2005.
(9)	Incorporated by reference to Exhibit B to the Schedule 13D filed by Parent on May 15, 2005.
(10)	Incorporated by reference to Exhibit C to the Schedule 13D filed by Parent on May 15, 2005.

Item 13. Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

COPPER ACQUISITION CORPORATION

By:	/s/ Neil Weiss
Name:	Neil Weiss
Title:	President and Chief Executive Officer

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ Brad W. Buss
Name:	Brad W. Buss
Title:	Chief Financial Officer and Executive Vice President, Finance and Administration

Dated: August 15, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 15, 2008. *

(a)(1)(ii)	Form of Letter of Transmittal. *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8EXP, and W-8IMY. *

(a)(1)(viii)	Form of Summary Advertisement as published on August 15, 2008 in The New York Times.

(a)(5)	Press Release issued by Parent on August 1, 2008. (1)

(b)	None.

(d)(1)	Agreement and Plan of Merger by and among Parent, the Purchaser and Company, dated as of August 1, 2008. (2)

(d)(2)	Form of Transaction Support Agreement. (3)

(d)(3)	Non-Competition Agreement between Parent and Harold Blomquist, dated July 30, 2008.

(d)(4)	Offer Letter by Parent to the Company, dated April 9, 2008. (4)

(d)(5)	Confidentiality Agreement by and between Parent and the Company, dated as of February 4, 2008.

(d)(6)	License and Development Agreement by and between Parent and the Company, dated March 24, 2006. (5)

(d)(7)	Warrant to Purchase 1,000,000 shares of Common Stock of the Company issued on March 24, 2006, Warrant to Purchase 500,000 shares of Common Stock of the Company issued on June 30, 2006 and Warrant to Purchase 500,000 shares of Common Stock of the Company issued on December 18, 2006. (6)

(d)(8)	Production and Development Agreement by and between Parent and the Company, dated May 2, 2005. (7)

(d)(9)	Share Purchase Agreement by and between Parent and the Company, dated May 4, 2005. (8)

(d)(10)	Warrant to Purchase 505,562 shares of Common Stock of the Company issued on May 5, 2005. (9)

(d)(11)	Registration Rights Agreement by and between Parent and the Company, dated May 4, 2005. (10)

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Parent on August 1, 2008.
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Parent on August 1, 2008.
(3)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Parent on August 1, 2008.
(4)	Incorporated by reference to Exhibit F to the Schedule 13D Amendment No. 2 filed by Parent on April 11, 2008.
(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 30, 2006.
(6)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 30, 2006.
(7)	Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company on May 10, 2005.
(8)	Incorporated by reference to Exhibit A to the Schedule 13D filed by Parent on May 15, 2005.
(9)	Incorporated by reference to Exhibit B to the Schedule 13D filed by Parent on May 15, 2005.
(10)	Incorporated by reference to Exhibit C to the Schedule 13D filed by Parent on May 15, 2005.